UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

GLOBAL SEED CORPORATION

(Exact name of registrant as specified in its corporate charter)

Commission File No.: 333-177157

Texas (State or other jurisdiction of incorporation or organization)	27-3028235 (I.R.S. Employer Identification No.)

2386 S. Diary Ashford Ste 502, Houston, Texas 77077 (Address of principal executive offices)

Tel: 832-662-4164

(Registrant’s telephone number, including area code)

Approximate Date of Mailing: May 22, 2018

global seed corporation

2386 S. Diary Ashford Ste 502, Houston, Texas 77077

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF GLOBAL SEED CORPORATION.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT BEING REQUESTED TO SEND US A PROXY.

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement.  References throughout this Information Statement, and unless the context otherwise requires, “the Company”, “we,” “our” and “us” refers to Global Seed Corporation.

INTRODUCTION

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with the proposed changes in our board of directors (the “Board”) as a result of the Share Purchase transaction described below.  The date of this Information Statement is May 22, 2018.

This Information Statement is being mailed to our stockholders of record as of May 21, 2018 (the “Record Date”). The mailing date of this Information Statement will be on or about May 22, 2018. On the tenth (10th) day after this Information Statement has been distributed to the stockholders or June 1, 2018, the director designees named herein will be appointed to the Board (the “Effective Date”).

At the closing of the Share Purchase described below, there will be a change in our Board and executive officers. Ms. Tian Jia, who currently serves as our Chief Executive Officer, Chief Financial Officer and sole director, will resign from her executive officer positions effective on the Effective Date. Our sole director then appointed Mr. Leung Kwok Hei (Royler) to serve as a director and Chief Executive Officer and Mr. Chan Hiu (Henry) to serve as a director and Chief Financial Officer, with such appointment to be effective on the Effective Date. The appointment of the new directors and executive officers and resignation of the current sole director and officer is to be effective on the Effective Date.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF OUR DIRECTOR DESIGNEES TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

CHANGE IN CONTROL OF GLOBAL SEED CORPORATION

On May 21, 2018, Leung Kwok Hei, Shi Siu On, Leung Siu Hung and Chan Hiu (collectively, the “Purchasers”) entered into a Share Purchase Agreement (the “Purchase Agreement”) with various holders of common stock of the Company (the “Shareholders”). Pursuant to the terms of the Purchase Agreement, the Shareholders are to transfer to the Purchasers certain of their shares of common stock of the Company, par value $0.0001 per share (“Common Stock”), or 4,492,000 shares of Common Stock (such transaction, the “Share Purchase”). The Share Purchase is scheduled to close on or around May 25, 2018.

VOTING SECURITIES

Our authorized capital stock consists of 8,999,886,999 shares of Common Stock authorized, par value $0.0001 per share, of which 5,000,000 shares were outstanding as of the Record Date. Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth information on the beneficial ownership of our Common Stock as of the Record Date based on the current beneficial ownership of our Common Stock by the individuals who are our executive officers and directors and greater than 5% stockholders before and after the consummation of the Share Purchase. Beneficial ownership is determined according to rules of the SEC governing the determination of beneficial ownership of securities. A person is deemed to be a beneficial owner of any securities for which that person has a right to acquire beneficial ownership within 60 days.

Beneficial Ownership Immediately Before the Share Purchase:

	Amount of
Name of Beneficial Owner	Beneficial Ownership	Percentage of Class
Tian Jia	2,125,000	42.5%
Valor Solar Company*	340,000	6.8%

*Tian Su Hua, is the controlling person of Valor Solar Company (“Valor”) and therefore has the voting and dispositive power over shares held by Valor.

Beneficial Ownership Immediately After the Share Purchase:

Amount of
Name of Beneficial Owner	Beneficial Ownership	Percentage of Class
Leung Kwok Hei Chi Siu On Leung Siu Hung Chan Hiu	789,000 2,125,000 789,000 789,000	15.8% 42.5% 15.8% 15.8%

CHANGES TO THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

In connection with the closing of the Share Purchase, there will be a change in our Board and executive officers. Ms. Tian Jia, who serves as our Chief Executive Officer, Chief Financial Officer, and sole director, will resign from her directorship and executive officer positions effective on the Effective Date. Prior to that, our sole director appointed Mr. Leung Kwok Hei (Royler) to serve as a director and Chief Executive Officer and Mr. Chan Hiu (Henry) to serve as a director and Chief Financial Officer, with such appointments and Ms. Tian Jia’s resignation from all positions to be effective on the Effective Date.

Mr. Leung and Mr. Chan, who are to be newly appointed to our Board, were not members of the Board prior to the Share Purchase, did not hold any positions with the Company, and had not been involved in any transactions with us or our director, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, Mr. Leung and Mr. Chan have never been convicted in any criminal proceeding or been parties to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining them from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Also provided herein are brief descriptions of the business experience of each director and director nominee during the past five years.

Director and Executive Officers prior to the Share Purchase

Name	Age	Position(s)
Tian Jia	47	Sole director, President, Treasurer & Secretary

Ms. Jia, age 47, is a U.S. citizen. She studied fluid mechanics at Harbin University, where she received a Bachelor’s Degree. From 2007-2010, she worked at Great Wall Builders Ltd., as a Chief Executive Officer and Chief Financial Officer involved in solar systems building activities, including project supervision, acquisition of building materials, and negotiation of contracts with suppliers. She was responsible for managerial, corporate finance, accounting and business developments. Great Wall Builders Ltd. was a residential builder of homes in certain redevelopment areas, including the city of Houston, TX and surrounding counties. From 2010-2017, she worked at Yamamoto Company as Chief Executive Officer and Chief Financial Officer coordinating financial reporting and new business developments.

Director and Executive Officer Appointees

Name	Age	Position
Leung Kwok Hei	32	Director & Chief Executive Officer

Leung Kwok Hei, director and CEO nominee Mr. Leung, age 32, serves as Chief Operating Officer of Zheng Gong Trading Ltd Co in DongGuan, China since 2016. Prior to that, He was a sales manager of Amadio Wines China at Dongguan, China from 2013 to 2016 and an assistant manager of Vancouver Chinatown Merchants Association from 2006 to 2011. Mr. Leung studied Criminology in Simon Fraser University at Vancouver, BC.

Name	Age	Position
Chan Hiu	45	Director & Chief Financial Officer

Chan Hiu, director and CFO nominee Mr. Chan, age 45, serves as Financial Controller of Zheng Gong Trading Ltd Co in DongGuan, China since 2016. Mr. Chan was a financial advisor of ShenZhen LongFu Capital based in ShenZhen, China from 2009 to 2016, consult with clients for financial needs and develop marginal investment plans. Prior to that, He was an owner and financial controller of Motoring Concept Distribution in Orlando, Florida from 2001 and 2008. Mr. Chan received his Bachelor of Business Accounting degree from University of Central Florida in Orlando, Florida in 2000.

CORPORATE GOVERNANCE

Committees of the Board of Directors

We are currently quoted on the OTC Pink tier of the OTC Markets Group, an inter-dealer quotation and trading system, under the symbol “GLBD.” The OTC Pink tier does not have any requirements for establishing any committees.  For this reason, we have not established any committees.  All functions of an audit committee, nominating committee and compensation committee are and have been performed by the Board.

We believe that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by the directors without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

The Board does not have an express policy with regard to the consideration of any director candidates recommended by shareholders since the Board believes that it can adequately evaluate any such nominees on a case-by-case basis; however, the Board will evaluate shareholder-recommended candidates according to the same criteria as internally generated candidates. Although the Board does not currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would the ability to attend and prepare for board, committee and shareholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the Board.

Following the Share Purchase, the directors will undertake the duties of the audit committee, compensation committee and nominating committee.

Director Independence

Presently, we are not required to comply with the director independence requirements of any securities exchange.  Once we engage further directors and officers, we will develop a definition of independence and examine the composition of our Board with regard to this definition.

Directors Attendance at Meetings

During fiscal year 2017, the Board took all actions by unanimous written consent without a meeting.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of beneficial ownership and changes in beneficial ownership of our securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities).  Directors, executive officers and beneficial owners of more than 10% of our common stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file.  None of such filings have been filed as of the date of this Information Statement.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Currently, our sole officer and director serves without compensation. She is reimbursed for any out-of-pocket expenses that she incurs on our behalf. In the future, we may approve payment of salaries for officers and directors, but currently, no such plans have been approved. We also do not currently have any benefits, such as health or life insurance, available to our employees.

Grants of Plan-Based Awards and Outstanding Equity Awards at Fiscal Year-End

We currently do not have any equity incentive plans under which to grant awards.

Employment Agreements

At present, we have no employees.

Director Compensation

We have not paid our directors fees in the past for attending board meetings.  In the future, we may adopt a policy of paying independent directors a fee for their attendance at board and committee meetings.  We reimburse each director for reasonable travel expenses related to such director’s attendance at board of directors meetings.

CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS

There were no transactions to which we have, or any of our subsidiaries has, been a party in which the amount involved in the transaction exceeded $120,000 and in which any of our directors or executive officers or holders (or immediate family members of holders) of more than five percent of our capital stock had or will have a direct or indirect material interest.

Stockholder Communications with Directors

Stockholders who want to communicate with our Board prior to the Effective Date can write to:

Global Seed Corporation

2386 S. Diary Ashford Ste 502

Houston, TX 77077

Attn: Tian Jia

Telephone: 1-832-662-4164

Stockholders who want to communicate with our Board after the Effective Date can write to an address to be provided in the Current Report on Form 8-K to be filed within four business days from the closing of the Share Purchase.

Your letter should indicate that you are a stockholder of the Company.  Depending on the subject matter, management will:

•	Forward the communication to the Director to whom it is addressed;

•	Attempt to handle the inquiry directly; or

•	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Director on request.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBAL SEED CORPORATION

	By:	/s/ Tian Jia
Name: Tian Jia
Title: Chief Executive Officer/Chief Financial Officer

Dated: May 22, 2018